

UMER FAROOQ - CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To The Board of Directors of:

Paragon Square Inc

Report on the financial statements

We have reviewed the accompanying financial statements of Paragon Square Inc from February 07, 2024, to December 31, 2024, which comprises of the Balance sheet as of December 31, 2024, and the related statement of Income and cash flows for the period, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principle generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatements whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paragon Square Inc from February 07, 2024, to December 31, 2024, and the results of its operations and its cash flows for the period in accordance with accounting principles generally accepted in the United States of America.

Name: Umer Farooq, CPA

Signature: Umer Farooq

License No: PAC-CPAP-LIC-033530

Paragon Square Inc.
Consolidated Balance Sheet
As at December 31, 2024
 (Unaudited)

	Note	31-Dec-24 (Dollars)
Assets		
Current Assets:		
Bank Balances	*18*	(43.18)
Accounts Receivable		-
		(43.18)
Non Current Assets:		
Investment in Properties	*19*	2,098,500.00
		2,098,500.00
Total Assets		**2,098,456.82**
Equity & Liabilities		
Current Liabilities:		
Short term business Loans	*20*	24,563.06
		24,563.06
Non-Current Liabilities:		
Loan from Paris Properties LLC	*21*	30,000.00
		30,000.00
Total Liabilities		**54,563.06**
Equity		
Issued Shares	22	1,300.01
Share Premium		2,097,199.99
Accumulated Retained Earnings		(54,606.24)
		2,043,893.76
Total Equity & Liabilities		**2,098,456.82**

The accompanying notes from 1 to 25 form an integral part of these consolidated financial statements.

Paragon Square Inc.
Consolidated Statement of Comprehensive Income
For the period from February 07, 2024 to December 31, 2024

(Unaudited)

	Note	31-Dec-24 (Dollars)
Revenue		-
Less: Cost of revenue		-
Gross Profit		-
Expenses		
Administrative and general expenses	24	(40,591.18)
Other income	25	34.64
Loss before tax		(40,556.54)
Tax		-
Loss after taxation		**(40,556.54)**

The accompanying notes from 1 to 25 form an integral part of these consolidated financial statements.

Paragon Square Inc.
Consolidated Statement of Cashflows
For the period from February 07, 2024 to December 31, 2024
(Unaudited)

	Note	31-Dec-24 (Dollars)
Loss before tax		(40,556.54)
Adjustments before working capital changes		
Interest Income		(34.64)
		(40,591.18)
Operating Activities		
Increase in Current Assets		-
Increase in Current Liabilities		24,563.06
Cash generated in operating activities		24,563.06
Interest Income		34.64
Net cash generated in operating activities		24,597.70
Financing Activities		
Loan from Paris Properties LLC		30,000.00
General Reserve		3,247.35
Drawings		(17,297.05)
Net cash generated in financing activities		15,950.30
Net increase / (decrease) for the year		(43.18)
Cash and cash equivalents at the start of the year		-
Cash and cash equivalents at the end of the year	*18*	**(43.18)**

The accompanying notes from 1 to 25 form an integral part of these consolidated financial statements.

Paragon Square Inc.

Consolidated Statement of Changes in Equity

For the period from February 07, 2024 to December 31, 2024
(Unaudited)

	Note	Common Stock	Preferred Stock Class A	Preferred Stock Class D	Share Premium	Reserve	Retained earning	Total equity
					(Dollars)			
Balance as at 01 Jan 2024								
Loss for the period		-	-	-	-	-	(40,556.54)	**(40,556.54)**
Drawings		-	-	-	-	-	(17,297.05)	**(17,297.05)**
Shares Issued	22	1,000.00	0.01	300.00	2,097,199.99	-	-	**2,098,500.00**
General Reserve		-	-	-	-	3,247.35	-	**3,247.35**
Transfers		-	-	-	-	-	-	**-**
Balance as at 31 Dec 2024		**1,000.00**	**0.01**	**300.00**	**2,097,199.99**	**3,247.35**	**(57,853.59)**	**2,043,893.76**

The accompanying notes from 1 to 25 form an integral part of these consolidated financial statements.

Paragon Square Inc.
Notes to the Consolidated Financial Statements
For the period from February 07, 2024 to December 31, 2024

1 Organization and Description of Business

Paragon Square Inc. (the "Company") was incorporated in the state of Wyoming on February 07, 2024. The Company works on maintaining, managing, and renting residential and/or commercial properties to generate a stable income stream, while also ensuring the provision of essential utilities to its tenants.

The registered office of the Company is located at 2232 Dell Range Blvd, Cheyenne, Wyoming, 82009. and company has subsidiary in Sheridan, WY ("Paris Realty Inc".)

2 Basis of Presentation

The Group's consolidated financial statements have been prepared on an accruals basis and under the historical cost convention. The statements reflect the financial position as of December 31, 2024, and the statement of comprehensive income and cash flows for the year then ended. The financials have been prepared in accordance with generally accepted accounting principles (GAAP).

3 Cash at Bank:

Paragon Square Inc. maintains balance in bank accounts with Mercury, NOVO & PNC Checking with a total balance of ($43.18) as of December 31, 2024. These represent the company's available liquid assets.

4 Accounts Receivable:

There is outstanding receivables of $2,105.00 as of December 31, 2024. The company had invoices from customers or clients during this period.

5 Furniture & Equipment:

The company does not have any fixed assets, such as furniture or equipment, as of December 31, 2024.

6 Personal Drawings:

$17,297.05 was expensed as personal drawings, which reflect amounts taken by the owner or shareholders.

7 Basis of Accounting:

The financial statements are prepared using the accrual basis of accounting. This method recognizes revenues when earned and expenses when incurred, regardless of when amount is transferred.

8 Revenue Recognition:

Revenue is recognized when it is realizable and earned. For service income, this occurs when services are provided to clients, and for other income (such as deposits), when amount is received.

9 Cash and Cash Equivalents:

Cash includes cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

10 Estimates and Judgments:

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses.

Paragon Square Inc.

Notes to the Consolidated Financial Statements

For the period from February 07, 2024 to December 31, 2024

11 Financial Instruments:

Financial instruments, including cash, receivables, and payables, are measured at cost. The company does not currently hold any financial derivatives.

12 Investment in Related Parties:

Investments in related parties are initially accounted for at cost and subsequently recorded at fair value and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

13 Taxation:

The financial statements do not have any income tax expenses as the company's operations have generated very minimal taxable income up to this point.

14 Impairment Assessments:

Assessing the recoverability of accounts receivable and investments in related parties may involve estimates regarding the likelihood of collection.

15 Impact of Estimates on Financial Statements:

Variations in estimates can lead to significant differences in reported income, asset values, and expenses, which could impact financial ratios and decision-making processes for management and stakeholders.

16 Note: Related Party Transactions and Intercompany Relationships

Paragon Square Inc. has 84.88% ownership of Paris Realty Inc., and Paris Realty Inc. has 100% ownerwship of both Paris Properties LLC and Paris Portfolio 2 LLC. The PNC Bank account is associated with Paris Properties LLC, whose transactions are fully accounted for and presented in these consolidated financial statements. All intercompany transactions, including payables and receivables, have been eliminated in the consolidation process. Any intercompany balances that appear have been netted off for consolidation purposes.

17 Investments in Subsidiaries and Consolidation Basis

Paragon Square Inc. holds an 84.88% of Paris Realty Inc. which is considered a subsidiary of the Company. And Paris Realty Inc. holds 100% of the Paris Properties LLC and Paris Portfolio 2 LLC. As a result, the financial statements of Paragon Square Inc. include the consolidated results of the Company, Paris Realty Inc, Paris Properties LLC, and Paris Portfolio 2 LLC. The consolidation method applied is the full consolidation method, whereby all assets, liabilities, revenues, and expenses of the subsidiaries are included in the consolidated financial statements. Intercompany transactions and balances have been eliminated upon consolidation.

The following table summarizes the ownership structure of Paragon Square Inc. and its subsidiaries:

Entity	Ownership Interest (%)	Relationship
Paragon Square Inc.	100%	Parent Company
Paris Realty Inc.	84.88%	Subsidiary of Paragon Square Inc.
Paris Properties LLC	100%	Wholly owned by Paris Realty Inc.
Paris Portfolio 2 LLC	100%	Wholly owned by Paris Realty Inc.

Paragon Square Inc.
Notes to the Consolidated Financial Statements
For the period from February 07, 2024 to December 31, 2024

		Note	31-Dec-24 (Dollars)
18	**BANK BALANCES**		
	Mercury Checking 5397	*18.1*	127.32
	Novo 6441	*18.2*	168.16
	PNC Checking 3893	*18.3*	(338.66)
			(43.18)

18.1 **Mercury Bank Account:**

The Mercury bank account was established on 1st February 2024, a month prior to the Novo account. This account, like Novo, is used for the company's financial activities, reflecting the cash at bank as part of the company's current assets. The establishment of the Mercury account suggests that the company began its banking arrangements before it fully engaged in its core business activities, and the limited balance indicates that significant inflows or revenue have not yet occurred. As of 31st December 2024, the balance in the Mercury bank accounts stood at $127.32. This reflects limited operational cash flow during the early stages of the company's operations. The creation of Mercury bank accounts demonstrates that the company took steps to ensure its financial infrastructure was in place to manage potential future revenues, expenses, and loan proceeds. However, the minimal cash balance suggests either a delay in business operations or significant cash outflows without corresponding inflows at this early stage.

18.2 **Novo Bank Account:**

The Novo Bank account was created on 1st March 2024 as part of the company's banking setup. Novo is an operational account, serving as one of the primary bank accounts for managing company funds and transactions. Given its creation date in early March, it reflects limited operational cash flow by the end of December 2024. As of 31st December 2024, the balance in Novo account amounted to $168.16. This balance reflects minimal liquidity, likely due to the company's early stage of operations, where revenue generation has not yet commenced, and expenses have been incurred against loans and equity investments.

18.3 **PNC Checking Account:**

The PNC Checking account was opened in 2022 and is primarily used for personal expenses by the owner. As of the most recent statement, the balance in the account stands at ($338.66), indicating a negative balance. This negative balance suggests that personal withdrawals or expenditures have exceeded the available funds in the account.

		Note	31-Dec-24 (Dollars)
19	**INVESTMENT IN PROPERTIES**		
	1829, W eight street	*19.1*	$ 145,000.00
	1831, W eight street	*19.1*	$ 217,500.00
	107, New castle county	*19.1*	$ 440,000.00
	108, New castle county	*19.1*	$ 390,000.00
	905, County Welmington	*19.1*	$ 295,000.00
	1818, W fourth street	*19.2*	$ 109,000.00
	Quadplex	*19.2*	$ 502,000.00
			2,098,500.00

19.1 During the reporting period, the company acquired the properties (1829, 1831, 107, 108 & 905) against the 1,000,000 shares issued to Paris Realty Inc.

19.2 During the reporting period, the company acquired the properties (1818 4th street & Quadplex) against the 1,000,000 shares issued for 4th street and 2,200,000 shares issued for Quadplex to Zachary Paris. The company owns 40% of the Quadplex and 100% of 4th street.

Paragon Square Inc.

Notes to the Consolidated Financial Statements

For the period from February 07, 2024 to December 31, 2024

		Note	31-Dec-24 (Dollars)
20	**SHORT TERM BUSINESS LOANS**		
	NXP Holdings Inc.	*20.1*	-
	Mark2media Group	*20.1*	17,987.70
	Alex		6,575.36
			24,563.06

20.1 As of December 31, 2024, the company had Nill outstanding balance out of $20,000 initialy provided by NXP Holdings Inc. This loan was restructured in March 2024 with a settlement agreement and is due by December 31, 2024. but it was paid by Mark2media on behalf of Paragon Square Inc. and now the pending principal amount is payable to Mark2media.

		Note	31-Dec-24 (Dollars)
21	**LOAN FROM PARIS PROPERTIES LLC**		
	Loan from Paris Properties LLC	*21.1*	30,000.00
			30,000.00

21.1 The company has a long-term loan of $30,000 from Paris Properties LLC. This represents another source of financing obtained to fund operations, with repayment expected over a longer period.

22 **Share Capital Paragon Square Inc:**

Class	Issued	Value / share	Value	Voting Rights
Common shares	10,000,000	$0.0001	1,000.00	10.00%
Preferred A shares	100	$0.0001	0.01	90.00%
Preferred D shares	3,000,000	$0.0001	300.00	0.00%
			1,300.01	

22.1 *Preferred A shares have 90% voting rights and the other 10% has been allocated to common shares on the basis of the*

shares acquired in common shares the share acquisition breakdown and their ownership %age is presented below.

Class	Issued	Isuued to	Note	Voting rights
Common Stock	3,000,000	Alexander M. Woods-Leo		3.00%
Common Stock	100,000	Ralph Gentry		*0.10%*
Common Stock	3,400,000	Zachary Paris		*3.40%*
Common Stock	500,000	Brandon Paris		0.50%
Common Stock	500,000	Edward Sturtevant		0.50%
Common Stock	1,000,000	Andrew Cochran		1.00%
Common Stock	500,000	Alexander Reinhardt		0.50%
Common Stock	1,000,000	Paris Reality Inc		1.00%
Preferred A	100	Alexander M. Woods-Leo		90.00%
Preferred D	2,000,000	ProTek Capital Inc		0.00%
Preferred D	1,000,000	Paris Reality		0.00%

Paragon Square Inc.

Notes to the Consolidated Financial Statements

For the period from February 07, 2024 to December 31, 2024

23 Share Capital of Paris Realty INC

As of 31 December, 2024 the company has the following authorized share capital and paid up capital.

Authorized Share Capital:	Authorized	Value / share	Paid-Up
Common shares	100,000,000	$0.0001	8,000,000
Preferred shares	10,000,000	$0.0001	100

23.1 *(Preferred shares distribution: 100 Shares as preferred A shares, 1,000,000 as preferred B shares, 1,000,000 shares as preferred C shares, 2,000,000 shares as preferred D shares & other then those are not allocated to any class).*

23.2 *Preferred A shares has 80% voting rights and other 20% has been allocated to common shares on the basis of the shares acquired in common shares the share acquistion breakdown and their ownership %age is presented below.*

Class	Issued	Isuued to	*Note*	Voting rights
Common shares	2,000,000	Paragon Square Inc.	*23.3*	*4.88%*
Common shares	1,000,000	Paris Realty Inc.	*23.4*	*2.44%*
Common shares	3,200,000	Zachary Paris	*23.5*	7.80%
Common shares	2,000,000	Alexander M. Woods-Leo	*23.6*	4.88%
Preferred A shares	100	Paragon Square Inc.		80.00%

23.3 2,000,000 shares issued to Paragon Square Inc. was issuance swap.

23.4 1,000,000 shares issued to Paris Realty Inc. was against the properties (1829, 1831, 107, 108 & 905) Purchased at the value of $1 per share.

23.5 3,200,000 shares issued to Zachary was against the properties purchased 1,000,000 against the quadplex that is 40% owned & 2,200,000 against the 4th street property purchased at the value of $0.05 per share.

23.6 2,000,000 shares issued to Alexander M. Woods-Leo was against the employment contract.

24 ADMINISTRATIVE AND GENERAL EXPENSES	***Note***	**31-Dec-24 (Dollars)**
Advertising & marketing		21,000.00
General business expenses		1,483.71
Bank fees & service charges		976.00
Memberships & subscriptions		51.61
Legal fees		144.97
Office expenses		20,676.72
Software & apps		1,866.42
Professional services		(5,608.25)
		40,591.18

25 OTHER INCOME		
Interest Income	*25.1*	34.64
		34.64

25.1 This income represents the total interest earned during the reporting period from the Mercury Checking account (Account #5397). The amount is the result of accumulated interest on the account balance, which is consistent with the terms and interest rate associated with the account.